The Pantry, Inc. 1801 Douglas Drive Sanford, NC 27330 (919) 774-6700 June 6, 2008

Via EDGAR and Facsimile (202-772-9203)

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	The Pantry, Inc.
Response filed April 18, 2008
Form 10-K for Fiscal Year Ended September 27, 2007

Filed November 26, 2007

Form 10-Q for Fiscal Quarter Ended December 27, 2007

Filed February 5, 2008

Form 10-Q for Fiscal Quarter Ended March 27, 2008

Filed May 6, 2008

File No. 0-25813

Dear Mr. Owings:

This letter responds to your comment letter of May 21, 2008 regarding the above-referenced filings made by The Pantry, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comment from your letter in bold with the Company’s response set forth immediately below. We have repeated the paragraph number from your letter for convenience.

As a condition to our convenience store acquisitions, we require sellers to agree not to compete with us for a period of time, typically three to five years, after the closing of the transaction. Generally, these non-compete agreements are limited to the locations where the seller or The Pantry operates convenience store locations. In certain acquisition transactions, we have leased store locations from a seller rather than purchase the real estate. In lease situations, we typically require the seller/landlord to enter into an additional non-compete agreement, limited to a specified geographic area (generally, one-five miles from the subject store), for the term of the subject lease, which, with renewal options, may be as long as 35 years. These additional non-compete covenants apply to the seller in its capacity as landlord. Thus, the contractual lives of our non-compete agreements range from 3-35 years.

Non-compete agreements are enforceable to varying degrees from jurisdiction to jurisdiction. In most jurisdictions, a non-compete agreement will be enforced only to the extent that it is necessary to protect the legitimate business interests of the party seeking enforcement, that it does not unreasonably restrain the party against whom enforcement is sought and that it is not contrary to the public interest. This determination is made based upon all the facts and circumstances of the specific case at the time enforcement is sought. We believe our business interests and the contractual terms of our non-compete agreements, which are reasonable as to time and geographic scope, are such that our existing non-compete agreements with the sellers (and seller/landlords) should be enforceable.

When determining the proper purchase price for a convenience store or chain of convenience stores, we conduct various valuation analyses, many of which are based, in part, on potential future earnings of the subject store(s). As a result, we have a legitimate business interest in making sure that those convenience stores are in the best position to realize our expectations with respect to future earnings. Without securing a non-compete agreement from the seller, there would be nothing to prevent such seller from opening up a competing convenience store across the street from the subject location immediately (or a short time) after closing (using the sales proceeds that we paid him) and using his experience in the area, and with local customers, to undermine our post-closing efforts and cut into the future revenue from that store. In fact, certain of the sellers from past transactions have done exactly that after expiration of their non-compete agreement. As mentioned above, the term of our standard non-compete agreement is three-five years, which we believe to be reasonable in time, and the scope of our standard non-compete is generally limited to the locations where the seller or The Pantry operate convenience store locations.

In lease situations, we have negotiated a non-compete agreement with the seller/landlord that covers a very small area surrounding the subject store for the term of the lease. Given that the landlord in these instances has been in the business of operating convenience stores, we believe the potential risk (seller opening up competing convenience store across the street) is even greater in that the seller is also a local landowner. In addition, despite the lengthier term of a non-compete in a lease, the rental payments made under the lease provide the seller with a consistent income stream, thus the seller/landlord is not being unreasonably restrained.

Finally, our non-compete agreements are not contrary to the public interest. Restricting the seller (or seller/landlord) from competing with our convenience store(s) for a period of time does not result in a lack of competition. In fact, many of the stores we have acquired are in an area where many other convenience stores are already located (often across the street or within one-two miles). Further, because our non-compete agreements are specific to the seller (or seller/landlord) and are also generally limited to specific geographic locations, the public could benefit from convenience stores operated by these sellers (or seller/landlords), so long as the location of such stores is outside the geographic scope of the non-compete.

As a result, we believe that each form of non-compete agreement is necessary to protect our legitimate business interests, does not unreasonably restrain the seller (or seller/landlord) and is not contrary to the public interest.

Paragraph 11 of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Intangible Assets (“SFAS No. 142”), provides guidance on determining the useful life of an intangible asset, such as a non-compete agreement. According to paragraph 11, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. We believe our non-compete agreements contribute directly to our future cash flows primarily by restricting re-entry into the subject market by a seller who was previously conducting the same business in that market. Excluding such re-entry for a set period of time after an acquisition (or for the term of a lease where the seller becomes our landlord) enables us to protect the value of the business we just purchased and realize the potential future cash flow upon which our purchase price valuation was based. In most of our acquisitions, we are able to realize such potential future cash flow once we have integrated the stores into our Company-wide systems (gasoline and merchandising) and are operating them as we do all our other stores, using our expertise and sophisticated technology. As mentioned above, without non-compete agreements in place, there would be nothing to prevent a seller from opening up a competing convenience store across the street from the subject location and using his experience in the area, and with local customers, to undermine our post-closing efforts and cut into revenue from that store.

Based on consideration of each of the factors set forth in paragraph 11 of SFAS No. 142 and the fact that our non-compete agreements contribute to future cash flows during their entire contractual life, we have concluded that such contractual lives represent the best estimate of their useful life. As disclosed in our periodic reports, each non-compete agreement is being amortized over its contractual life. The weighted-average useful life of our non-compete agreements has also been disclosed in accordance with paragraph 44(a)(3) of SFAS No. 142, which requires such disclosure for intangible assets that are subject to amortization.

* * * * *

In your comment letters of May 21, 2008, you have not requested that the Company amend the subject filings in response to your comments. Rather, you have requested that the Company comply with your comments in all future filings, as applicable. The Company agrees that no amendments are necessary in light of the nature of your comments and the Company’s response set forth above and plans to address your comments in future filings, as indicated above.

As requested in your March 18, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone ((919) 774-6700) or email (psodini@thepantry.com).

Sincerely,

/s/ Peter J. Sodini
Peter J. Sodini
President and Chief Executive Officer

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